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                                                                Exhibit 99B.2(b)

Amendment to By-Laws Adopted at the Board of Directors
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Meeting Held April 22, 1991
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     Section 1.02 of the Fund's Bylaws is amended and restated to read in its entirety as follows:

          Section 1.02.  Special Meeting.  At any time in the interval between
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     annual meetings, a special meeting of the stockholders may be called by the
     Chairman of the Board or the President or by a majority of the Board of Directors by vote at a meeting or in writing (addressed to the Secretary of the Corporation) with or without a meeting. For the purpose of removing a director or directors from the Board, special meetings of stockholders shall be called by the Secretary upon the written request of the holders of shares entitled to vote not less than ten percent (10%) of all the votes entitled to be cast at such meeting. For all other purposes, the Secretary shall call a special meeting of stockholders upon the written request of not less than twenty-five percent of all the votes entitled to be cast at such meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. The Secretary shall inform such stockholders of the reasonable estimated cost of preparing and mailing such notice of the meeting, and upon payment by the stockholders to the Corporation of such costs, the Secretary shall give notice stating the purpose or purposes of the meeting to all entitled to a vote at such meeting. Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted upon at any special meeting of stockholders held during the preceding twelve months.

     The Fund's Bylaws are amended by adding a new Section 7.08 thereto, to read in its entirety as follows:
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     SECTION 7.08.  Insurance. The Board of Directors of the Corporation are
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authorized and empowered to cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the Corporation would have the power to indemnify such person against liability under the provisions of applicable law or its Articles of Incorporation; provided, however, that any such insurance purchased or maintained by the Corporation shall not contain provisions or provide coverage that protects or purports to protect any person against any liability that any such person may otherwise by subject to by reason of such person's fraud, dishonesty, criminal or malicious acts or omissions.


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